UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2023

KINGSWOOD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39700	85-2432410
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17 Battery Place, Room 625

New York, New York 10004

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 404-7002

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 1.01. Entry into a Material Definitive Agreement

Amendment to Merger Agreement

As previously announced, Kingswood Acquisition Corp., a Delaware corporation (“Kingswood”), Binah Capital Group, Inc., a Delaware corporation (“Holdings”), Kingswood Merger Sub, Inc., a Delaware corporation (“Kingswood Merger Sub”), Wentworth Merger Sub, LLC, a Delaware limited liability company (“Wentworth Merger Sub”), and Wentworth Management Services LLC, a Delaware limited liability company (“Wentworth”), entered into that certain Agreement and Plan of Merger, dated July 7, 2022 (“Merger Agreement”), which was subsequently amended, modified and supplemented by that certain Letter Agreement, dated as of December 30, 2022 and that certain First Amendment to Merger Agreement, dated March 20, 2023 (the Merger Agreement, as so amended, modified and supplemented the “Existing Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Existing Merger Agreement, as further amended, modified, supplemented and/or restated by the Second Amendment (as defined below).

On September 13, 2023, Kingswood, Holdings, Kingswood Merger Sub, Wentworth Merger Sub and Wentworth entered into the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”) which further amends, modifies, and supplements the Existing Merger Agreement to, among other things:

•	To add definitions for (x) “Additional Sponsor Loans” to mean an additional $250,000 to be loaned to Kingswood by Sponsor or an Affiliate of Sponsor between the date of the Second Amendment and the Closing Date; and (y) “Additional Shares of Holdings Common Stock” to mean 1,100,000 shares of Holdings Common Stock to be issued to those certain holders of Continuing Company Units in the amounts determined by the Company and provided to Kingswood and Holdings in writing prior to the filing of the final amendment to the Form S-4;

•	To amend the definition of “Company Merger Consideration” to mean (i) 12,000,000 shares of Holdings Common Stock at the Per Share Price (excluding any amount of Holdings Warrants issued or issuable to Continuing Company Unit Holders), plus (ii) the Additional Shares of Holdings Common Stock;

•	To delete the definitions of “Converted Company Debt Amount” and “Minimum Company Share Amount” and references to such terms in the Existing Merger Agreement;

•	To amend and restate Section 2.09(d)(i) to provide for the forfeiture by Kingswood Global Sponsor, LLC (“Sponsor”) of 3,084,450 SPAC Private Placement Warrants immediately prior to the Effective Time;

•	To amend Section 2.09(b) to provide for the escrow (or at Sponsor’s option, forfeiture) of 1,100,000 shares of Holdings Common Stock that would otherwise be issued to Sponsor in respect of its SPAC Common Stock at Closing and the release of such shares (or in the case of forfeiture, reissuance of an equal number of shares) to Sponsor if the VWAP of Holdings Common Stock exceeds $12.00 for 20 trading days within any 30-day trading period during the four-year period following Closing;

•	To amend Section 2.11(d) to provide that (i) the Additional Shares of Holdings Common Stock will not be subject to the Lock-Up Agreement (as defined in the Merger Agreement), and (ii) Craig Gould has the ability to release PPD Group, LCC and/or Wentworth Funding, LLC (or any of their ultimate beneficial owners who receive Holdings Common Stock) and the Holdings Common Stock owned by such holders from the obligations under the Lock-Up Agreement to the extent necessary to cause Holdings to satisfy the initial listing requirements of the National Exchange upon which the Holdings Common Stock has applied to be listed;

•	To amend Section 2.16 to provide that if the Closing does not occur then SPAC shall promptly reimburse the Company the amount of such SPAC Extension Costs and if Closing does not occur due to the SPAC’s failure to satisfy any of the conditions precedent to Closing that are reasonably with the control of SPAC, SPAC shall reimburse and pay to the Company up to $150,000 of costs and other expenses actually reimbursed by Wentworth to the prospective purchaser of the Series A PIPE;

•	To further amend Section 2.16 to provide Wentworth with the option to cause the outstanding Sponsor Loans and Additional Sponsor Loans to be repaid by Holdings at the Closing either (A) through the issuance of shares of Holdings Common Stock of equal value, or (B) in immediately available funds, provided, however, that in case of clause (B) Sponsor will be required to surrender a number of shares of Holdings Common Stock of equal value otherwise issuable to it in connection with the Closing;

•	To further amend Section 2.16 to require the Outstanding SPAC Expenses incurred by Kingswood in connection with any prior business combination not consummated by Kinsgswood (“Prior Expenses”) to be allocated to the holders of shares of SPAC Class B Common Stock (“Founders”) on a pro-rata basis, and be repaid by (A) such Founder in exchange for the issuance to such Founder a number of shares of Holdings Common Stock of equal value, or (B) Holdings in exchange for such Founder’s surrender of a number of shares of Holdings Common Stock of equal value;

•	To further amend Section 2.16 to provide Wentworth the option (subject to the prior written consent of Kingswood) to pay any Outstanding Company Expenses owed to unrelated third parties prior to the Closing, in exchange for the issuance of number of additional shares of Holdings Common Stock of equal value;

•	To amend and restate the covenants and agreements in Section 7.10 to (A) require each of Wentworth, Kingswood and Holdings to use their commercially reasonable best efforts to enter into and consummate subscription agreements with investors relating to a private placement of shares in Wentworth, Kingswood and/or Holdings, and/or the entry into backstop arrangements with potential investors, and (B) acknowledge and agree that the proposed issuance and sale by Holdings at Closing of up to 1,500,000 Series A Convertible Preferred Stock of Holdings on the terms set forth on the term sheet dated August 9, 2023 has been agreed upon by each of Wentworth, Kingswood and Holdings;

•	To amend and restate the closing condition in Section 8.03(h) to require the Sponsor Loans and Additional Sponsor Loans be paid in full prior to or substantially concurrently with the Closing;

•	To amend and restate the closing condition in Section 8.03(k) to require the Available Closing Date Cash not be less than $14,000,000;

•	To amend and restate the closing condition in Section 8.03(l) to require the Company Merger Consideration to be issued prior to or substantially concurrently with the Closing;

•	To amend the definition of “Termination Date” by replacing “June 30, 2023” with “November 24, 2023; and

•	To amend and restate the termination rights in Section 9.01(c) to allow for the termination of the Merger Agreement if the conditions specified in Section 8.03(k) and 8.03(l) are not capable of being satisfied at the Closing.

Other than as expressly modified by the Second Amendment, the Existing Merger Agreement remains in full force and effect.

The foregoing descriptions of the Second Amendment and the Existing Merger Agreement do not purport to be complete and are qualified in their entirety by reference to (i) the full text of the Second Amendment, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference, (ii) the full text of Agreement and Plan of Merger, dated July 7, 2022, which was filed as Exhibit 2.1 to the Current Report on Form 8-K and filed by Kingswood with the Securities and Exchange Commission on July 7, 2022, (iii) the full text of that certain Letter Agreement, dated as of December 30, 2022, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Kingswood with the Securities and Exchange Commission on January 4, 2023, and (iv) the full text of that certain First Amendment to Merger Agreement, dated as of March 20, 2023, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Kingswood with the Securities and Exchange Commission on March 20, 2023.

About Kingswood Acquisition Corp.

Kingswood is a blank check company incorporated under the laws of the State of Delaware on July 27, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses, which we refer to as our initial business combination. While we may pursue our initial business combination target in any stage of its corporate evolution or in any industry or sector, we are focusing our search on companies with favorable growth prospects and attractive returns on invested capital.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between Kingswood, Holdings, Kingswood Merger Sub, Wentworth Merger Sub and Wentworth. In connection with the transaction described herein, Kingswood and Wentworth intend to cause Holdings, to file relevant materials with the SEC, including a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Kingswood stockholders. Kingswood and Holdings will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Kingswood are urged to read the S-4 Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov or by directing a request to the Company at Michael Nessim, Chief Executive Officer, Kingswood Acquisition Corp., Email: mnessim@kingswoodus.com, (212) 404-7002.

Participants in the Solicitation

Kingswood, Holdings, Kingswood Merger Sub, Wentworth Merger Sub, Wentworth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Kingswood’s stockholders in connection with the proposed transaction. Information about the Kingswood’s directors and executive officers and their ownership of the Company’s securities is set forth in the Kingswood’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Kingswood, Holdings, Kingswood Merger Sub, Wentworth Merger Sub or Wentworth, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Second Amendment to Agreement and Plan of Merger, dated as of September 13, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINGSWOOD ACQUISITION CORP.

	By:	/s/ Michael Nessim
Name: Michael Nessim
Title: Chief Executive Officer

Dated: September 18, 2023